FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

- -

The following is the text of an advertisement which is to be published in the press in Malta on 25 July 2008 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

25 July 2008

HSBC BANK MALTA p.l.c.

FIRST HALF 2008 RESULTS - HIGHLIGHTS

Review of Performance

•      Profit before tax of €46.6 million for the six months ended 30 June 2008 – down €12.4 million, or 21.1 per cent, compared with €59.0 million for the same period in 2007.

•      Profit attributable to shareholders down 23.1 per cent, or €9.0 million, to €30.1 million, compared with €39.1 million over the comparable period in 2007.

•      Earnings per share at 10.3 euro cents, compared to 13.4 euro cents for the same period in 2007.

•      Loans and advances to customers of €2,968.9 million at 30 June 2008 – up €146.6 million, or 5.2 per cent, compared with 31 December 2007.

•      Core customer deposits of €3,394.5 million at 30 June 2008 – up €18.8 million compared with 31 December 2007.

•      Total assets of €5,100.8 million, up €205.8 million, or 4.2 per cent, compared with 31 December 2007. Total liabilities of €4,828.0 million, up €209.2 million, or 4.5 per cent, compared with 31 December 2007.

•      Annualised return on capital employed of 22.0 per cent for the six months ended 30 June 2008, compared to 27.6 per cent in the first half of 2007.

Commentary by Alan Richards, Director and Chief Executive Officer, HSBC Bank Malta:

“The first half of 2008 has been challenging and profit before tax for the six months ended 30 June 2008 of €46.6 million is disappointing. This result represents a decline of 21.1 per cent in profit before tax, compared to the same period last year. The prior period did however include significantly stronger revenue flows from pre euro conversion foreign exchange and investment dealing activities. Overall profitability remains strong with a return on equity of 22.0 per cent.

“Increases in loans and advances generated a steady growth in interest receivable. This was off-set by the increase in interest payable on retail deposits and margin compression from heightened competition and euro conversion. Net interest income of €60.8 million represents a decline of 3.9 per cent compared to €63.3 million during the prior year period, which included a significant recovery from previously non-performing loans.

“Fees and commission income of €15.5 million was in line with the first half of 2007, despite reduced levels of business activity during the first quarter of 2008 due to Malta’s adoption of the euro on 1 January 2008 and the general elections. Adopting the euro also affected foreign exchange dealing income which, at €3.7 million, was significantly lower than the €8.5 million earned in the six months to 30 June 2007. Life insurance business generated a profit before tax of €6.4 million, up 5.6 per cent on the same period of the previous year.

“Operating expenses of €42.0 million are 6.1 per cent higher compared to the same period in 2007 with a cost efficiency ratio of 47.2 per cent compared to 40.1 per cent for the same period in 2007. Expense growth in the first half was primarily driven by non-recurring costs related to the euro conversion, increased staff costs and information technology investment.

“The quality of the overall loan book remains good, with loans and advances to customers continuing to increase. There was no deterioration in the quality of credit lending.

“The Available for Sale investments portfolio was marked down by €7.7 million at the close of the period. The mark-down was charged to revaluation reserves, net of tax effect.

“The bank is financially sound, liquid and has a conservative balance sheet policy with relatively low reliance on funding from the wholesale markets, and minimal investment in corporate securities.

“Whilst local market conditions are likely to be increasingly challenging, HSBC Bank Malta is well placed to support future business growth.”

The Board is declaring an interim gross dividend of 11.9 euro cents per share (7.7 euro cents net of tax). This will be paid on 22 August 2008 to shareholders who are on the bank’s register of shareholders as at 6 August 2008.

Income Statements for the period 1 January 2008 to 30 June 2008

	Group		Bank
	6 mths to 30/06/08	6 mths to 30/06/07	6 mths to 30/06/08	6 mths to 30/06/07
	€000	€000	€000	€000
Interest receivable and similar income
– on loans and advances, balances with Central Bank of Malta, Treasury Bills and derivatives	111,617	106,820	111,615	106,825
– on debt and other fixed income instruments	11,116	8,479	11,116	8,479
Interest payable	(61,930)	(52,026)	(63,175)	(52,586)
Net interest income	60,803	63,273	59,556	62,718

Fees and commissions receivable	16,855	16,732	13,384	13,261
Fees and commissions payable	(1,347)	(1,109)	(929)	(766)
Net fee and commission income	15,508	15,623	12,455	12,495

Dividend income	69	203	427	382
Trading profits	3,744	8,451	3,744	8,451
Net income from insurance financial instruments designated at fair value through profit or loss	(14,397)	696	-	-
Net gains on sale of available-for-sale financial assets	1,048	2,982	986	2,982
Net earned insurance premiums	32,621	31,065	-	-
Other operating income	18,808	7,260	165	277
Total operating income	118,204	129,553	77,333	87,305

Net insurance claims incurred and movement in policyholders’ liabilities	(29,217)	(30,911)	-	-
Net operating income	88,987	98,642	77,333	87,305

Employee compensation and benefits	(24,466)	(23,995)	(23,200)	(22,908)
General and administrative expenses	(14,028)	(12,089)	(13,170)	(11,309)
Depreciation	(2,907)	(3,047)	(2,890)	(3,033)
Amortisation of intangible assets	(622)	(464)	(467)	(336)
Net operating income before impairment reversals and provisions	46,964	59,047	37,606	49,719
Net impairment (provisions)/ reversals	(583)	58	(583)	58
Reversals/(provisions) for liabilities and other charges	169	(142)	182	(142)
Profit before tax	46,550	58,963	37,205	49,635
Tax expense	(16,494)	(19,903)	(13,223)	(16,630)
Profit attributable to shareholders of the bank	30,056	39,060	23,982	33,005

Earnings per share	10.3c	13.4c	8.2c	11.3c

Balance Sheets at 30 June 2008
Group			Bank
	30/06/08	31/12/07	30/06/08	31/12/07
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	217,551	472,136	217,550	472,136
Cheques in course of collection	9,945	3,103	9,945	3,103
Financial assets held for trading	11,067	15,980	11,067	15,980
Financial assets designated at fair value through profit or loss	282,497	275,695	-	-
Financial investments	449,958	456,525	447,892	452,008
Loans and advances to banks	917,609	631,018	917,503	630,936
Loans and advances to customers	2,968,892	2,822,315	2,968,917	2,822,315
Shares in subsidiary companies	-	-	29,541	29,541
Intangible assets	55,296	36,110	2,123	1,363
Property and equipment	72,702	77,820	72,757	77,857
Investment property	12,885	12,885	10,482	10,482
Assets held for sale	9,660	11,922	9,809	12,071
Current tax recoverable	2,269	2,596	1,663	1,887
Deferred tax assets	13,019	11,553	13,013	11,548
Other assets	30,940	25,855	10,101	8,938
Prepayments and accrued income	46,559	39,576	42,584	36,571
Total assets	5,100,849	4,895,089	4,764,947	4,586,736

Liabilities
Financial liabilities held for trading	10,068	15,043	10,166	15,239
Amounts owed to banks	312,279	87,142	312,279	87,142
Amounts owed to customers	3,990,681	4,039,492	4,065,057	4,107,994
Provision for current tax	13,352	11,043	5,778	4,294
Deferred tax liabilities	14,579	12,361	-	-
Liabilities to customers under investment contracts	17,641	18,947	-	-
Liabilities under insurance contracts issued	316,210	290,943	-	-
Other liabilities	37,035	32,303	33,811	29,294
Accruals and deferred income	57,895	53,147	57,021	52,374
Provisions for liabilities and other charges	245	414	198	380
Subordinated liabilities	57,977	57,962	57,977	57,962
Total liabilities	4,827,962	4,618,797	4,542,287	4,354,679

Equity
Called up share capital	87,552	84,976	87,552	84,976
Revaluation and other reserves	16,895	24,614	17,167	24,764
Retained earnings	168,440	166,702	117,941	122,317
Total equity	272,887	276,292	222,660	232,057
Total liabilities and equity	5,100,849	4,895,089	4,764,947	4,586,736

Memorandum items
Contingent liabilities	134,356	129,972	134,379	129,995
Commitments	1,182,019	1,148,034	1,182,019	1,148,034

Statements of Changes in Equity for the period 1 January 2008 to 30 June 2008

	Called up share capital	Revaluation and other Reserves	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2007 as previously stated Impact of adoption of IFRIC 11	84,976 -	25,323 (575)	184,062 189	294,361 (386)
At 1 January 2007 as restated Release of net gains on available-for-sale assets transferred to the income statement on disposal	84,976 -	24,748 (1,442)	184,251 (491)	293,975 (1,933)
Net fair value adjustments on financial investments	-	(2,499)	-	(2,499)
Income and expenses recognised directly in equity	-	(3,941)	(491)	(4,432)
Profit for the period	-	-	39,060	39,060
Share-based payments	-	-	248	248
Dividends	-	-	(46,839)	(46,839)
At 30 June 2007	84,976	20,807	176,229	282,012
At 1 January 2008	84,976	24,614	166,702	276,292
Release of net gains on available-for-sale assets transferred to the income statement on disposal	-	(703)	-	(703)
Net fair value adjustments on financial investments Release of revaluation reserve on disposal of properties	- -	(5,014) (2,002)	- 2,002	(5,014) -
Income and expenses recognised directly in equity	-	(7,719)	2,002	(5,717)
Increase in nominal value of paid-up share capital Profit for the period	2,576 -	- -	(2,576) 30,056	- 30,056
Share-based payments Dividends	- -	- -	331 (28,075)	331 (28,075)
At 30 June 2008	87,552	16,895	168,440	272,887

Statements of Changes in Equity for the period 1 January 2008 to 30 June 2008 (continued)

	Called up share capital	Revaluation and other reserves	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2007 as previously stated Impact of adoption of IFRIC 11	84,976 -	25,288 (540)	145,083 179	255,347 (361)
At 1 January 2007 as restated Release of net gains on available-for-sale assets transferred to the income statement on disposal	84,976 -	24,748 (1,442)	145,262 (491)	254,986 (1,933)
Net fair value adjustments on financial investments	-	(2,481)	-	(2,481)
Income and expenses recognised directly in equity	-	(3,923)	(491)	(4,414)
Profit for the period	-	-	33,005	33,005
Share-based payments	-	-	243	243
Dividends	-	-	(46,839)	(46,839)
At 30 June 2007	84,976	20,825	131,180	236,981
At 1 January 2008	84,976	24,764	122,317	232,057
Release of net gains on available-for-sale assets transferred to the income statement on disposal	-	(641)	-	(641)
Net fair value adjustments On financial investments Release of revaluation reserve on disposal of properties	- -	(4,954) (2,002)	- 2,002	(4,954) -
Income and expenses recognised directly in equity	-	(7,597)	2,002	(5,595)
Increase in nominal value of paid-up share capital Profit for the period	2,576 -	- -	(2,576) 23,982	- 23,982
Share-based payments Dividends	- -	- -	291 (28,075)	291 (28,075)
At 30 June 2008	87,552	17,167	117,941	222,660

Cash Flow Statements for the period 1 January 2008 to 30 June 2008

Group			Bank
	6 mths to 30/06/08	6 mths to 30/06/07	6 mths to 30/06/08	6 mths to 30/06/07
	€000	€000	€000	€000

Cash flows used in operating activities
Interest, commission and premium receipts	158,388	162,290	121,328	126,900
Interest, commission and claims payments	(61,727)	(51,875)	(55,233)	(44,370)
Payments to employees and suppliers	(41,720)	(36,422)	(39,354)	(34,536)
Operating profit before changes in operating assets/liabilities	54,941	73,993	26,741	47,994
(Increase)/decrease in operating assets:
Trading instruments	(22,287)	(15,365)	(19)	(1,596)
Reserve deposit with Central Bank of Malta	63,891	18,155	63,891	18,155
Loans and advances to customers and banks	(365,607)	(112,511)	(365,633)	(112,511)
Treasury bills	5,236	(87,515)	5,236	(87,515)
Other receivables	(7,398)	(4,808)	(6,675)	(5,027)
(Decrease)/Increase in operating liabilities:
Customer accounts and amounts owed to banks	(45,183)	94,316	(39,407)	103,436
Other payables	1,545	15,610	3,186	16,577
Net cash used in operating activities	(314,862)	(18,125)	(312,680)	(20,487)
Tax paid	(9,998)	(4,111)	(10,057)	(4,242)
Net cash used in operating activities	(324,860)	(22,236)	(322,737)	(24,729)
Cash flows from investing activities
Dividends received	55	147	282	264
Interest received from financial investments	11,424	8,097	11,424	8,097
Proceeds from sale and maturity of financial investments	26,118	151,481	23,726	151,481
Proceeds on sale of property and equipment and intangible assets	4,291	56	4,285	56
Purchase of financial investments	(33,123)	(230,254)	(33,115)	(227,925)
Purchase of property and equipment and intangible assets	(3,126)	(1,966)	(3,111)	(1,876)
Net cash from/(used in) investing activities	5,639	(72,439)	3,491	(69,904)

Cash flows (used in)/from financing activities
Dividends paid	(28,075)	(46,839)	(28,075)	(46,839)
Issue of subordinated loan stock	-	58,234	-	58,234
Net cash (used in)/from financing activities	(28,075)	11,395	(28,075)	11,395
Decrease in cash and cash equivalents	(347,296)	(83,280)	(347,321)	(83,238)
Effect of exchange rate changes on cash and cash equivalents	(23,295)	(4,063)	(23,295)	(4,063)
Net decrease in cash and cash equivalents	(324,001)	(79,217)	(324,026)	(79,175)
	(347,296)	(83,280)	(347,321)	(83,238)
Cash and cash equivalents at beginning of period	604,205	369,315	604,122	369,273
Cash and cash equivalents at end of period	256,909	286,035	256,801	286,035

Segmental Information

a Class of business

	Personal Financial Services		Commercial Banking		Global Banking and Markets		Total
	6 mths to 30/06/08	6 mths to 30/06/07	6 mths to 30/06/08	6 mths to 30/06/07	6 mths to 30/06/08	6 mths to 30/06/07	6 mths to 30/06/08	6 mths to 30/06/07
	€000	€000	€000	€000	€000	€000	€000	€000
Group
Profit before tax
Segment operating income	46,155	48,309	32,692	35,993	10,140	14,340	88,987	98,642
Segment impairment allowances	(146)	(536)	(437)	594	-	-	(583)	58
Common costs							(41,854)	(39,737)
Profit before tax							46,550	58,963

	30/06/08	31/12/07	30/06/08	31/12/07	30/06/08	31/12/07	30/06/08	31/12/07
	€000	€000	€000	€000	€000	€000	€000	€000
Assets
Segment total assets	1,893,297	1,786,452	1,602,865	1,549,844	1,604,687	1,558,793	5,100,849	4,895,089
Average total assets	1,840,773	1,685,162	1,570,583	1,527,964	1,580,714	1,425,844	4,992,070	4,638,970
Total equity	104,615	104,295	147,349	147,468	20,923	24,529	272,887	276,292

b Geographical segments

The group’s activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

Statement pursuant to Listing Rule 9.44k.3 issued by the Listing Authority

I confirm that to the best of my knowledge:

• the condensed interim financial statements give a true and fair view of the financial position as at 30 June 2008, financial performance and cash flows for the period then ended in accordance with accounting standards adopted for use in the EU for interim financial statements (adopted IAS 34 ‘Interim Financial Reporting’); and
• the commentary includes a fair review of the information required in terms of Listing Rule 9.44k.2.

Alan Richards, Chief Executive Officer

Basis of Preparation

The condensed financial statements have been extracted from HSBC Bank Malta p.l.c.’s unaudited group management accounts for the six month period ended 30 June 2008. The condensed financial statements are prepared in accordance with accounting standards adopted for use in the EU for interim financial statements (adopted IAS 34 ‘Interim Financial Reporting’). The half-yearly results are being published in terms of Chapters 8 and 9 of the Listing Rules of the Listing Authority - Malta Financial Services Authority and the Prevention of Financial Markets Abuse Act 2005.

These condensed financial statements have been drawn up in accordance with the accounting policies used in the preparation of the annual audited accounts, except for a change in the basis of accounting for share-based payments in the case where a subsidiary grants rights to equity instruments of its parent to its employees following the implementation of IFRIC 11 IFRS 2 ‘Group and Treasury Share Transactions’. IFRIC 11 requires equity-settled transactions to be accounted for as a contribution from the parent. This change has been applied retrospectively and comparative figures have been restated accordingly. Related party transactions with other members of the HSBC Group were at a similar level to the comparable period.

Figures are presented in euro, the functional currency of HSBC Bank Malta p.l.c. from 1 January 2008. Comparative amounts are also presented in euro.

HSBC Bank Malta p.l.c.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group’s international network comprises around 10,000 properties in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: July 25, 2008